Filed by Bed Bath & Beyond, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Brand House Collective, Inc.
Commission File No.: 000-49885

Letter to Shareholders and Stakeholders from Marcus Lemonis, Executive Chairman and Chief Executive Officer of Bed Bath & Beyond

MURRAY, Utah – January 5, 2026 – Bed Bath & Beyond, Inc. (NYSE:BBBY) has issued the following letter from Marcus Lemonis, Executive Chairman of Bed Bath & Beyond:

To Shareholders and Key Stakeholders of Bed Bath & Beyond,

For over 55 years, Bed Bath & Beyond has been a beloved and trusted retail brand. People understand the Bed. They understand the Bath. But even in pop culture, yes, even in movies and television, few could explain the “Beyond” part of our name. Many assumed it simply meant “everything else in the store.”

“Beyond” means something far more than retail. It stands for our commitment to support the family, the four corners of their property and the four walls of their home. It includes providing Beyond Home Products and Services, Beyond Home Operating Systems, Home Transaction Platforms, Beyond Home Financial and Protection Products, Home Renovation and Maintenance Programs.

Today, I have decided to accept the position of Chief Executive Officer in addition to serving as the Executive Chairman of the Board of Bed Bath and Beyond, Inc.

My reason is simple yet ambitious. I want to make owning, living in, and caring for a home easier, less expensive, and more rewarding for all. We serve both the individual and the physical home, sometimes simultaneously, sometimes independently. I have always felt that home ownership is a bedrock of the American Dream. Whether someone is renting their first apartment, living in student housing, buying their first home, or settling into a forever home, we want Bed Bath & Beyond to be associated with making those journeys more achievable, more affordable, and less overwhelming.

Housing remains one of the most important and emotionally charged areas in America’s economy. Over the last several years, new home buying has faced pressure from higher interest rates, rising building costs, and constrained supply, creating significant pressure. As we expand outside of purely transactional retail into revenue sources such as home services, home transaction platforms, home staging and improvement, protection and financial tools, we believe we will be able to prosper through housing cyclicality.

OUR NORTH STAR
Bed Bath and Beyond is becoming the “Everything Home Company,” built around customers and the way life happens. Homes are not static. While the home itself is an anchor asset, fixed to a location and held over long periods, the individual or family attached to that home is constantly evolving. Life stages evolve us, needs and tastes change, risk and priorities alter over time. Real value is created not just by the home itself but by everything that touches it throughout its lifecycle, from furnishing and maintaining to insuring, financing, improving and ultimately moving. Our strategy is built around serving the home as a living platform or operating system and the customer as the evolving holder of that asset. We create loyalty with customers by connecting every part of their home life through technology, making life simpler, more affordable, and securely connected over time with blockchain.

MEASURABLE FINANCIAL PROGRESS: BALANCE SHEET STRENGTH AND CAPITAL DISCIPLINE
In the last seven quarters we have built a solid foundation. We streamlined operations, monetized unproductive assets, and eliminated unprofitable SKUs and vendors while reducing fixed overhead materially. The Company delivered over the last 20 months sequential improvement in Adjusted EBITDA loss and operating cash flow. In the third quarter of 2025, net loss improved more than 90 percent and Adjusted EBITDA improved more than 80 percent year over year. Year to date as of the third quarter 2025, net loss improved by over $111 million and Adjusted EBITDA improved by over $89 million year over year. Generally, gross margins expanded into the 24–26 percent range. Marketing expense runs at an approximate range of 13-14 percent of revenue. During the year, we eliminated more than $50 million of annualized fixed operating expenses from the business. As we continue to simplify the organization, use scale, and invest in better systems and partnerships, we believe we have a clear path to eliminate an incremental $25 million of expense over the next 12 months mainly through merger synergies. We chose to rebuild the Company on a healthier base, knowing that margin integrity, contribution economics, and customer trust mattered more than headline revenue. That discipline is now visible in the results.

Over the last year, the Company used the public markets to strengthen its balance sheet, reporting approximately $200 million of cash at the end of the third quarter of 2025. This cash position is not an invitation to spend; it is a responsibility. We are operating with one plan, grounded in the three pillars outlined here. Capital will be deployed with discipline, prioritizing ROI and long-term sustainability of the business.

FROM DISCIPLINE TO DURABLE GROWTH
With the core business stabilized, profitable growth is now a mandate. The pending Kirkland’s transaction is expected to add approximately $350 million of Net Revenue. As we think about a base revenue of approximately $1.5 billion for 2026, we also see a path to additional accretive acquisitions over time, pursued strategically, tested carefully, and executed to enhance shareholder value. We will pursue acquisitions and investments where we see category gaps, consumer services, business synergies, or natural brand extensions through the next 12 months. We are currently working several opportunities that fit into the pillars I outline below.

DATA, ARTIFICIAL INTELLIGENCE, AND THE HOME DATA FABRIC
At the center of everything, we are building a unified home data fabric, a connected intelligence layer that links commerce, services, insurance, warranties, financing, home attributes, geographic trends, and customer behavior. AI is the operating layer that activates this fabric, transforming information into decisions, personalization, predictive maintenance, smarter attachment and enhanced financial performance through staffing efficiency, agentic commerce, and marketing productivity. AI drives precision, putting the right product at the right place, at the right time, at the right price.

This architecture also allows us to support the individual while continuously improving the performance, protection, and value of the home itself, securely, responsibly, and with trust through a proprietary AI embedded Beyond HOME OS™ system. This dynamic data also allows every home-related transaction we touch to be informed by real time data, including where people are moving, average and median home prices, affordability trends, and local supply and demand dynamics. We are building lifetime value based on households, not just customers.

ONE COMPANY. THREE FULLY INTEGRATED PILLARS

PILLAR ONE: OMNICHANNEL RETAIL & COMMERCE – The Relationship Engine
Omnichannel commerce is the primary relationship and frequency engine of Bed Bath & Beyond. Physical Retail and Hospitality are our highest-value point of entry, creating human connection, richer data, and materially higher lifetime value. Customers acquired in stores demonstrate greater loyalty, repeat behavior, and tenure, reinforced by legacy data from Bed Bath & Beyond and buybuy BABY, and early performance at Kirkland’s. We will execute this strategy through a combination of company-owned stores and an asset-light franchise and international licensing model.

Digital commerce provides reach and scale, while services create the deepest trust and longest-lasting relationships. Our Omnichannel model is designed to move customers toward these higher-value engagements over time. Together, Bed Bath & Beyond, Overstock, buybuy BABY, Kirkland’s, and future commerce platforms form a flywheel, multiple points of entry guiding customers toward deeper, more durable relationships across the Everything Home ecosystem.

PILLAR TWO: DIGITAL, FINANCIAL, INSURANCE & BLOCKCHAIN SERVICES
Pillar Two is designed to create high margin, recurring revenue that reduces cyclicality while making the home easier to finance, protect, and maintain. This pillar will be largely driven by AI and includes digital and blockchain platforms such as tZERO, with regulatory advantages, licenses, patents, and technology that position it as a market leading infrastructure platform, and GrainChain, which has transitioned from growth at all costs to disciplined, margin focused expansion supported by our additional investment in its existing convertible preferred note. It also includes home warranties, product warranties, property and casualty insurance, umbrella insurance, shipping insurance, home maintenance programs, credit cards, financing tools, and mortgage related solutions. AI enables intelligent underwriting, predictive maintenance, better attachment, and higher lifetime value without chasing volume at the expense of margin.

PILLAR THREE: BEYOND HOME – Beyond Home Platforms & Beyond Home OS
Pillar Three focuses on the moments that matter most financially in the home lifecycle, when consumers buy, sell, finance or tokenize, renovate, insure, process title, or unlock liquidity from their homes. We are building and investing in capital disciplined, technology-enabled home transaction platforms that guarantee outcomes for consumers while monetizing high-value transactions across both ownership and asset-light models. This pillar also includes targeted investments in modern prefab and modular homebuilders to address the affordable housing opportunity, leveraging trusted design, advanced lead management, and efficient manufacturing. Tying it all together is Beyond Home OS, an AI-powered home operating system that serves as the connective tissue across services, data, and secure transactions, creating a unified, intelligent platform no home-centric company offers today at scale.

Lastly, none of this is possible without the right team. A relentless focus on a meritocracy culture layered with an intention to develop our people both personally and professionally is how we will operate, recruit, and retain the best talent. I’m always recruiting: Marcus@Beyond.com

This is not a turnaround story. It is a rebuild into something structurally better. We will not chase growth at the expense of trust. We will not deploy capital without discipline. We will not sacrifice affordability for short term margin. We will not confuse customers with unnecessary complexity. I am personally accountable for its execution.

Respectfully,

/s/ Marcus Lemonis
Marcus Lemonis
Executive Chairman and Chief Executive Officer
Bed Bath & Beyond, Inc.
“We don’t just sell towels”

About Bed Bath & Beyond, Inc.

Bed Bath & Beyond, Inc. (NYSE:BBBY), based in Murray, Utah, is an ecommerce-focused retailer with an affinity model that owns or has ownership interests in various retail brands, offering a comprehensive array of products and services that enable its customers to enhance everyday life through quality, style, and value. Bed Bath & Beyond, Inc. currently owns Bed Bath & Beyond, Overstock, buybuy BABY, and Kirkland's Home, as well as other related brands and websites and a blockchain asset portfolio inclusive of tZERO, GrainChain, and other assets. Bed Bath & Beyond, Inc. regularly posts information and updates on its Newsroom and Investor Relations pages on its website, bedbathandbeyond.com.

About The Brand House Collective, Inc.

The Brand House Collective, Inc., formerly Kirkland's, Inc., is a multi-brand merchandising, supply chain and retail operator, managing a portfolio of iconic home and family brands including Kirkland's Home and Bed Bath & Beyond, Inc.'s Bed Bath & Beyond Home, Bed Bath & Beyond, buybuy BABY, and Overstock. Currently operating more than 300 stores across 35 states as well as e-commerce sites, www.kirklands.com and www.bedbathandbeyondhome.com. The Brand House Collective offers distinctive brand experiences providing curated, high-quality product assortments for every room, every moment, and for every budget. More information can be found at www.kirklands.com.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication contains information relating to the proposed transaction between Bed Bath & Beyond, Inc. , a Delaware corporation (the “Company”) and The Brand House Collective, Inc., a Tennessee corporation (“TBHC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 24, 2025, by and among the Company, Knight Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and TBHC, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into TBHC, with TBHC surviving as a wholly owned subsidiary of the Company. In connection with the proposed Merger, the Company and TBHC will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Company registration statement on Form S-4 that will include a proxy statement of TBHC and will also constitute a prospectus of the Company, and a definitive proxy statement will be mailed to shareholders of TBHC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TBHC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s investor relations website at investors.beyond.com. Copies of the documents filed with the SEC by TBHC will be available free of charge on TBHC’s investor relations website at ir.kirklands.com.

Participants in the Solicitation

The Company, TBHC and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of TBHC in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s definitive proxy statement in connection with its annual meeting of stockholders held in 2025, which was filed with the SEC on March 28, 2025. Information regarding TBHC’s directors and executive officers is contained in TBHC’s definitive proxy statement in connection with its annual meeting of shareholders held in 2025, which was filed with the SEC on June 30, 2025. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and the Company’s or TBHC’s investor relations websites as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements include all statements other than statements of historical fact, including but not limited to statements regarding the proposed transaction, its consummation, our anticipated financial performance, including the anticipated closing of and synergies related to the proposed transaction, our industry, business strategy, plans, goals and expectations concerning our market position, future operations and other financial and operating information, and the timing of any of the foregoing. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to uncertainties as to the timing of the consummation of the proposed transaction and the ability of the parties to consummate the proposed transactions; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the approval of TBHC’s shareholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transaction; disruption of the Company’s or TBHC’s current plans and operations as a result of the proposed transaction; the ability the Company or TBHC to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of the Company to successfully integrate TBHC’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to TBHC’s business after the completion of the transaction, if consummated; the ability of the Company to realize the anticipated synergies and related benefits from the proposed transaction in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with the Company’s and TBHC’s respective employees, customers, other business partners and governmental authorities. These and other important factors are discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025, Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 14, 2025, and in the Company’s subsequent filings with the SEC.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, the Company will file a registration statement on Form S-4 that will include a proxy statement of TBHC and will also constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TBHC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

No Assurances

There can be no assurance that the proposed transaction will be completed, nor can there be any assurance, if such transaction is completed, that any potential benefits will be realized. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating thereto, which has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2025.